AR/S
P.E. 9/30/01


RECD S.E.C.
JAN 2 4 2002
1086

PANHANDLE ROYALTY COMPANY




02011830

ANNUAL REPORT


75th Anniversary

ecember 17, 2001 marks the 75th anniversary of Panhandle Royalty Company. Founded at the community of Range, Texas County, Oklahoma Panhandle, in 1926 by a group of ten homesteaders as the Panhandle Cooperative Royalty Company, it became Panhandle Royalty Company by a change in its Articles of Incorporation in 1979.

Initially, the Company issued one share of stock valued at $50 for 40 acres of fee minerals undivided, in a homesteader's 160 acre tract. This barter practice lasted until the early 1930's. Since that time the Company has continued to acquire minerals by cash purchase or acquisition of other companies. On September 30, 2001, it owned in fee 190,257 net acres located in Oklahoma, New Mexico, Texas and twelve other states.

As a co-op, the Company returned most revenue received to the shareholders. Upon conversion to a public company in 1979, Panhandle, though still paying dividends, was able to retain more earnings and participate more and more in wells with its minerals as a working interest. The Company also began taking working interests in third party prospects where it owned no minerals to utilize these "outside" prospects as growth opportunities. Panhandle has acquired the assets, the minerals or the entire Company in several acquisitions beginning in the 1980's. Some of these acquisitions are: Lucas Brothers, Pure Minerals, Texas-Wisconsin Minerals, New Mexico Osage, Sutherland Minerals, Oryx Oklahoma and Arkansas Minerals, PetroCorp Minerals and Rock-Island Texas Minerals. On October 1, 2001, Panhandle closed upon its largest acquisition - Wood Oil Company - which will appear in the fiscal 2002 financials. The Company does not operate any of the 2,412 wells in which it has working and/or royalty interests.

Panhandle has paid dividends in sixty-three of its seventy-five years existence. It has paid dividends for the last forty-eight consecutive years. An original owner of one share of stock in 1926 would now own 1,500 and have received $9,488 in dividends. On September 30, 2001 those 1,500 share's market value was $22,740 at $15.16 per share. Revenue of $12,795,922 and net income of $4,267,386 or $2.05 per share in fiscal 2001, were the greatest in Company history. These current per share earnings, would be at $3,075 per share for the original one share owner in 1926 who now has 1,500 shares.

Form 10-KSB

A copy of the annual report to the Securities and Exchange Commission on Form 10-KSB is available upon request made to:
Michael C. Coffman, Secretary, Panhandle Royalty Company, 5400 N. Grand Blvd., Suite 210, Oklahoma City, Oklahoma 73112
Phone: (405) 948-1560 Fax (405) 948-2038



LETTER TO OUR SHAREHOLDERS

This was a very good year. For the second consecutive year, Panhandle set new records in revenue, net income and total reserves as measured in billions of cubic feet of equivalent gas. Revenue of $12,795,922 and net income of $4,267,386 or $2.05 per diluted share were the direct result of increased gas price and increased oil production. Average gas price of $4.81/mcf was the highest in our history. Oil production increased due to several new oil wells completed in west Texas and central Oklahoma more than replacing the decline from the older Dagger Draw Field in New Mexico. Actual gas sales declined 10% to 2,208,238 MCF but was more than offset by the 59% increase in price. The 3% increase in oil production was aided by a 4% increase in price to $28.16 per barrel.

A new record of 21,744,896 MCF equivalent of proven oil and gas reserves was established. It is a gain of 18.5% over fiscal 2000. This is after deducting production during the year of 2,619,418 MCFE and revisions of estimates of reserves for older wells due to the years lowest gas price ($1.82/MCF) on September 30, 2001. Reserves from new wells completed during the year or from proven undeveloped offsets to these wells totaled 8,046,289 MCF and 151,063 barrels with those wells actually producing 360,711 MCF and 18,139 barrels of those reserves during fiscal 2001. These reserves came from a record 200 producer completions. First payment had not been received by fiscal year end from 77 of the new producers.

All of the fiscal 2001 drilling, leasing and seismic activity was funded from operating cash flow, which grew 73% to $9,302,965. There were an additional 55 wells either drilling or testing, where the Company had a working or royalty interest, at yearend. Many of those working interest wells had their drilling costs prepaid from fiscal 2001 cash flow.

We were extremely pleased to be named the number one public company in Oklahoma in the October 30th "Daily Oklahoman." It was based upon our percentage growth in several areas compared to a list of 50 large and small public companies in all types of businesses headquartered in the state.This recognition is certainly appreciated but very difficult to retain for more than a year.

We closed upon the company's largest acquisition in history the day after our fiscal year ended. This year's financials and annual report do not reflect the results of that acquisition which will be in the fiscal 2002 reports. However, fiscal 2001 expenditures do reflect many of the charges in making our evaluation and bid for Wood Oil Company. It will continue to be operated as a wholly owned subsidiary. Wood will add significantly to our assets. The combined fiscal year end reserves being over 35,000,000 MCFE, fee minerals being over 260,000 net acres and leasehold increasing to over 21,000 acres. A $20,000,000 five year loan was obtained to make this purchase while retaining our $5,000,000 line of credit to use if needed.

Fiscal 2002 will be a year of assimilation. We will be moving the Wood offices to ours in the spring and then close and sell their building in Tulsa. A combined drilling, leasing and seismic budget of $7,450,000 is anticipated to cover all activity expected upon either company's minerals and leasehold. Though drilling activity remained high at fiscal year end, the drop in product prices has caused a large drop in new proposals for wells to be commenced later in 2002. We believe the basic fundamentals of resurgence in the national economy and normal summer and winter demand for natural gas will again strengthen drilling and product price in late 2002 and future years.

Panhandle with its strong oil an gas reserve base, fee mineral ownership and the integration of Wood Oil Company will be well positioned to take advantage of future growth opportunities. The following pages provide a much more detailed description of this year's activity.

Jerry L. Smith
Chairman of the Board

H W Peace II
President and Chief Executive Officer



2001 OPERATIONAL HIGHLIGHTS

Fiscal 2001 was the most active year in Company history in most areas, particularly in the number of well proposals, wells commenced, wells completed and the total of all these whether Working Interest or Royalty Interest wells. The wells are classified as either Pending, Scheduled, Drilling, Testing or completed with completed wells being oil, gas or plugged. There were a total of 445 wells in all these categories during 2001 with actual operations (drilling, testing, completed) occurring on 287 of the wells. Two hundred and thirty-two were completed with 200 being producers (32 oil, 168 gas). Of these producers 106 were working interest wells. Success rate was 86%. Working Interest (W. I.) varied from less than 1% to over 17.2% with the average being 6.23%. Average net revenue interest to the average W.I. well was 5.66% or 91% of the W.I. in any well.

The Company continued to increase its participation in "Outside third party wells" where it owns no minerals. There were 51 completed wells or 39% of the W.I. wells in this category. A large percentage of the exploratory wells were in this category (22 of 48). Seventeen of the 25 W.I. dry holes were exploratory. The increase in "Outside Wells" and exploratory wells was part of the Company's planned effort to be more aggressive in searching out new reserves to utilize most of the cash flow available for increasing growth. We are also in the same manner attempting to increase average W.I. in wells by acquiring between 10% and 20% in "Outside Wells". All "Outside Wells" must meet a strict risked economic hurdle before acquiring an interest because they are usually exploratory wells. The "Outside Wells" that weren't exploratory were development wells to a previous year's success. The table below provides a comparison of fiscal 2001 drilling with fiscal 2000. Actual cost to Panhandle for those W.I. wells completed during fiscal 2001 was $7,121,200 including any seismic and leasehold costs. Costs for wells drilling, testing or prepaid but not yet commenced will be included in the year the well is completed, thus these numbers are different from those shown later in this report in the financial section.

WORKING INTEREST WELLS

	2001	2000
Pending & Scheduled	93	65
Drilling	14	9
Testing	17	18
Producing	106 *(20 Oil, 86 gas)*	49 *(9 oil, 40 gas)*
Dry Holes	25	9
TOTALS	255	150

ROYALTY INTEREST WELLS

	2001	2000
Pending & Scheduled	65	67
Drilling	4	10
Testing	20	22
Producing	94 *(12 oil, 82 gas)*	50 *(14 oil, 36 gas*
Dry Holes	7	1
TOTALS	190	150

SIGNIFICANT DRILLING & PRODUCTION AREAS

Several areas of concentrated W.I. wells were drilled during 2001 and a few of those which were added or have potential of adding significantly to the companies growth are listed below.

The **NORTHEAST WEWOKA PROSPECT** is located in Seminole County on the central Oklahoma Platform. This is a producing area where major production was established in the 1920's and 30's from the Ordovician Simpson Sands. Several early wells tested and some produced from the shallower (4200' depth) Siluro-Devonian age Hunton Carbonate but were shortly abandoned due to high water production. New dewatering production procedure has made wells economical when oil cut is in the 2% -10% range of total fluid production if that total fluid is in the 500 barrel per day or better range. Panhandle obtained a 16 2/3% W.I. position in this prospect and holds 476 net lease acres. Four wells were completed late in the year and a fifth was testing. The initial production ranged from 15 BOPD TO 120 BOPD and up to 160 MCF per day per well. The wells are on 160 acre units. Another 5 should be drilled during fiscal 2002 with additional wells in future years and potential increased density drilling on the original units.



The **CARNEY AREA** located a few miles north of Oklahoma City in central Oklahoma is another of these Siluro-Devonian Hunton Carbonate dewatering areas similar to Northeast Wewoka. We now have six producing wells with two others drilling or testing at year end and possibly 5 more to be drilled in 2002. These wells are all on our fee mineral ownership. About half are royalty interest (R.I.) only wells. Revenue interests vary from less than 1% to 10%. The Carney, Northeast Wewoka and a few other scattered Hunton dewatering wells production more than replaced the decline from the Dagger Draw New Mexico oil field and also caused an increase in oil reserves for the first time in 3 years.

The greater **PERMIAN BASIN AREA** is becoming an increasing area of company activity. Minerals have been acquired in several counties over the past 10 years in several small transactions. Drilling is occurring with a new well completed by EEX on our minerals in Val Verde County, Texas. This well is an extension of the new *LANGTRY FIELD* Pennsylvanian age Canyon sand gas producing area. The Leonard #1 produces up to 3000 MCF per day at 11,000'. Panhandle has a 3.33% revenue interest. An additional 3 offsets are expected with company interest in two of those increasing to 6% each.

In Andrews County, West Texas the **STATELINE 3-D PROJECT** has been a success. This is a new field discovery based on 3-D seismic indicating a closed geologic structure covering about 640 acres located 3 miles north of the giant Dollarhide field. Production is from the Devonian carbonate at 11,000'. Two producers this year are averaging 270 BOPD combined. A third well is to be drilled in early 2002 and there may be as many as 3 additional locations. These wells are on fee mineral ownership plus additional leasehold providing a total revenue interest of about 8 % per well.

Additional drilling is expected in the **NOELKE FIELD AREA** of Crockett County, West Texas where Beach exploration has completed a 3-D seismic program indicating the presence of Permian age reefs. Panhandle owns a net 100 mineral acres and will have a 15% revenue interest in the first well expected to spud in January, 2002.

Panhandle acquired a 10% W.I. in the **CLEVELAND SAND PLAY**, Dewey County, Oklahoma and the Hugh Carney #1-30 was completed late in the year as a 2500 MCF per day extension to this developing Pennsylvanian sand field. Subsequent acquisitions of Wood Oil Company, who has an even larger interest in several earlier wells, will add additional reserves and drilling in 2002. We now have an average 10% W.I. in over 900 net acres of leasehold with potential for at least 12 more wells.

Early in 2001 a 10% interest was obtained from a Norman, Oklahoma Company to augment scattered fee mineral interest owned by the company in Haskell, McIntosh and Muskogee Counties, Arkoma basin, eastern Oklahoma. These **PATHFINDER PLAYS** are seismic anomalies located upon Panhandles seismic data and confirmed by new seismic to pick well locations. Three of these were drilled resulting in one excellent discovery, the Jess Bryce #1, **ROCKY RIDGE PROSPECT.** This Siluro-Devonian Hunton Carbonate gas well has made over .5 BCFG in 6.5 months from untreated perforations at about 4800'. Panhandle will have an interest in up to 3 offsets expected to be drilled in 2002/2003. There are at least 10 additional shallow seismic prospects to be drilled over the next 2-3 years. Those which are successful should have 1 to 3 additional development locations.

Several wells were commenced in the **POTATO HILLS FIELD** Quachita overthrust area, Southeast Oklahoma, during the year but completions did not occur till year end and after year end. This resulted in a decline in production from the field which at the beginning of the year provided about 25% of company gas revenue. The Edmonds #1-12 and #2-12, Hester Clell #1-11 and Pettit #1-3 were the year end completions. Company revenue interest averages about 4.5%. They have initial production ranging between 1,000 MCF to 4,000 MCF per day. Two wells were drilling or testing at year end and the potential remains for up to a dozen more. The operator of the field, GHK, has indicated it plans to suspend further drilling until gas prices increase and well costs, particularly drilling rig rates, decline substantially. Their current estimates are that this should occur by the summer, 2002.

Panhandle's bread and butter gas producing area for several years has been the **WESTERN ANADARKO BASIN, OKLAHOMA CHEROKEE TREND** where about 25% or more of company revenue is generated. Thirty-five of this year's W.I. completions were here



with an 89% success. These wells are mostly on company minerals with average working and revenue interest being about 4.78%. These wells will ultimately produce between 2-3 BCF each.

Within the southwestern portion of the Cherokee Trend is the **DEEP AND ULTRADEEP MORROW/HUNTON TREND** where these reservoirs are found between 15,000 to 25,000' depths. Until gas price rose above $3.00 per MCF this year few of these deep expensive wells ($4,000,000 - $8,000,000) were drilled. Two new deep wells were completed as producers and 4 were drilling or testing at year end. Thirteen additional deep W.I. wells had been proposed and scheduled by fiscal year end however it appears commencement of most of these will be delayed at least until the summer of 2002 when operators expect prices to again exceed $3.00 per MCF. Panhandle's W.I. averages about 4.78% per well.

There are many other areas where wells were drilled or proposed in 2001 however most of those were not significant individually to Company reserves. Panhandle's extensive fee mineral holdings will provide it with continued development and exploratory drilling opportunities for the forseeable future which coupled with increasing interests in "Outside Prospects" should expand the company's reserve growth.

RESERVES

Fiscal 2001's increased drilling activity substantially added to Proven company reserves. The 3,299,230 MCF and 15,851 barrel increase equates to 3,394,336 MCF equivalent where oil is converted to gas at its energy equivalent of 6,000 MCF equals 1 barrel. It is an increase of 18.5% in MCFE over fiscal 2000, our greatest single year reserve increase in history. This reserve growth would have been considerably greater had we not had to use the lowest gas price of the year ($1.82/MCF on September 30, 2001) to calculate reserves as set by Security and Exchange commission regulations. This low price eliminated consideration of many reserves in our older wells as they theoretically became uneconomical because current lease operating costs exceed their future income value. Actual reserves added from new wells completed during the year and their proven undeveloped offsets was 8,046,289 MCF and 151,063 barrels of oil. Those new wells accounted for 360,711 MCF and 18,139 barrels of fiscal 2001 production even though none produced for the entire year and no first payment had been received from 77 of them by year end. With over $2,000,000 of fiscal 2001 reserves produced from these new wells their rate of return was 28% of their cost for a partial year.

Panhandle replaced 364% of its gas production and 220% of its fiscal 2001 oil production from reserves added by new wells and proven undeveloped wells during the year.



Proved Developed Reserves	Barrels of Oil	MCF of Gas
September 30, 1997	625,370	9,707,242
September 30, 1998	497,263	10,103,395
September 30, 1999	433,263	11,519,071
September 30, 2000	408,732	11,585,331
September 30, 2001	412,705	13,236,455

Proved Undeveloped Reserves	Barrels of Oil	MCF of Gas
September 30, 1997	278,438	1,559,860
September 30, 1998	279,824	1,557,965
September 30, 1999	287,940	1,596,149
September 30, 2000	251,508	2,803,789
September 30, 2001	263,386	4,451,895

Total Proved Reserves		
September 30, 1997	903,808	11,267,102
September 30, 1998	777,087	11,661,320
September 30, 1999	721,203	13,115,220
September 30, 2000	660,240	14,389,120
September 30, 2001	676,091	17,688,350


BARRELS OF OIL RESERVES/ PRODUCTION
PANHANDLE ROYALTY COMPANY
2001
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
1997
1998
1999
2000
2001
Oil Reserves
Production


MCF OF GAS RESERVES/ PRODUCTION
PANHANDLE ROYALTY COMPANY
2001
18,000,000
15,000,000
12,000,000
9,000,000
6,000,000
3,000,000
0
1997
1998
1999
2000
2001
Gas Reserves
Production

Estimated future net cash flows: (1)

	9-30-01	9-30-00	9-30-99	9-30-98	9-30-97
Proved Developed	$ 25,797,780	$ 48,481,740	$ 33,049,035	$ 18,256,524	$ 29,186,367
Proved Undeveloped	$ 10,141,828	$ 16,604,661	$ 8,942,345	$ 4,868,946	$ 7,188,163
Total Proved	$ 35,939,608	$ 65,086,401	$ 41,991,380	$ 23,125,470	$ 36,374,530

10% Discounted present value of estimated future net cash flows: (1)

	9-30-01	9-30-00	9-30-99	9-30-98	9-30-97
Proved Developed	$ 17,533,672	$ 32,122,191	$ 22,066,753	$ 12,469,019	$ 19,890,600
Proved Undeveloped	$ 6,589,021	$ 11,417,769	$ 5,566,777	$ 2,929,190	$ 4,430,870
Total Proved	$ 24,122,693	$ 43,539,960	$ 27,633,530	$ 15,398,209	$ 24,321,470

(1) Before income taxes. Prices used for determing future cash flows from oil and natural gas were as follows: 2001 – $24.03, $1.81; 2000 – $32.84, $3.96; 1999 – $23.29, $2.70; 1998 – $14.45, $1.63; 1997 – $19.12, $2.48

STATELINE 3-D PROJECT



Texas
BLK. A-51
State Line 3-D Project
New Mexico
State Line Field
Andrews Co.
Lea Co.
Drilling
Panhandle Minerals
Panhandle Leasehold
Devonian Producer
% Working Interest
Rube Evans 1
Mary Kate Evans
Dollarhide Field

The Mary Kate Evans well and the #1 Evans were drilled in late 2000 and summer of 2001. They have produced about 51,000 barrels of oil from the Devonian carbonate formation in a little over a year's time. Currently they are averaging about 270 BOPD for the two wells. The third well, the Rube Evans #1, is currently drilling. This well will be a dual lateral horizontal well in the Devonian. This project was based on a 3-D Seismic Survey that identified a fairly large Devonian structure. Closest Devonian production is in the Dollarhide Field, which is about 3 miles to the southwest. Additional locations are possible. Panhandle's Working Interest is slightly over 8%



T9N-R20E
Rocky Ridge Prospect
Fault
Proposed
10%
Wynn-Crosby-Bryce 1-28
Pittman Allen-Brown 1
Structure-Top of Hunton
Panhandle Working Interest
Hunton Producer



TYPE LOG
Wynn Crosby
Jess Bryce # 1
28 - 9N - 20 E
Haskell., OK
ROCKY RIDGE
W.I. 8%
Hunton Ls.
30' Net
Cumulative Production
250,182 MCFG
Completed
IPF 2941 MCFD

ROCKY RIDGE

The Wynn Crosby – Jess Bryce #1 was drilled to 5,100 feet in the spring of 2001. The well is located within the Arkoma Basin in Haskell County, Oklahoma. It has produced about .5 BCF in the first 6.5 months of production. It is currently averaging 1,900 MCFD. The well penetrated 28 feet of Hunton carbonate Devonian age pay and also has a productive Pennsylvanian age Spiro Sand behind casing. A recent offset, the Brown #1 was drilled and also penetrated Hunton and Spiro pay. It is currently waiting on a pipeline. Also, there are 3 additional locations in which Panhandle Royalty will have about a 10% working interest. This prospect was generated by utilization of Seismic, and is part of a partnership that has generated 10 different prospects. Two of these prospects were dry holes and two are currently testing in this area. They are low risk, medium to high potential prospects.



CLEVELAND SAND PLAY
Dewey Co., Oklahoma
6N-R20W
East Tullis Prospect
T16N-R19W
T15N-R19W
Panhandle Minerals
Tullis Prospect



TYPE LOG
Duncan Oil
Moore #1-25
25-16N-20W
Dewey Co., OK
CLEVELAND SAND PLAY
W.I. 13%
LWR. Cleveland Sand
47' Net Sd.
Completed
July, 01
IPF 3,400 MCFD
66 BOPD

CLEVELAND SAND PLAY

This map illustrates the lower Cleveland sand distribution on significant leasehold acreage in Dewey and Custer counties, Oklahoma. The Working Interest was acquired, for the most part through our recent merger with Wood Oil Company, which also included 9 producing wells. Panhandle's initial participation was with JMA Energy Co. on a two section deal that resulted in the successful completion of Hugh Carney 1-30 in section 30-16N-19W in September 2001 for 2,531 MCFD and 64 BCPD. Geological interpretation suggests 12 additional locations on Panhandle and Wood leases.


Hunton Dewatering Play
Producing Hunton Well
Possible Hunton Location
Panhandle Minerals
Type Log Woods 1-6
6% WI
Carney Field
4% WI
2% WI
5% WI
7% WI
1% RI
T15N-R1E
T15N-R2E
6% WI
Lincoln Co.


TYPE LOG
New Dominion
Woods # 1-6
6-15 N - 2 E
Lincoln Co., OK
HUNTON DEWATERING
W.I. 6%
Hunton Ls.
53' Net
Cumulative Production
70,592 BO
517,578 MCFG
570,161 BW
Completed
IPP 92 BOPD
535 MCFD
3496 BWPD

HUNTON DEWATERING PLAY

Extensive Hunton development has evolved in this portion of the Carney Field in central Oklahoma by using technology that was developed in coalbed methane production from highly water saturated formations. Hunton production entails numerous wells in a particular area producing high volumes of 10% oil cut fluid by high volume down-hole electric pumps. Considerable expense is involved in the drilling of wells, salt water disposal, and electricity before a project can be adequately evaluated. Eighty percent of the wells have been completed in the past 16 months in this portion of the Carney Field. Panhandle's Woods #1-6 and #2-6 and 2 royalty interests wells in section 8 have proven to be significant Hunton producers with initial production being over 200 BOPD, 1,000 MCFD and 2000 BWPD per well. Panhandle has 6 producers and anticipates 5 additional prospective wells.

TONKAWA SAND TREND

During the past year, Panhandle, with JMA Energy as operator, has participated in the completion of 6 Tonkawa sand gas producers on the North Central Shelf of the Anadarko Basin. This recent activity confirms the prospective nature of the northeast extension of the initial Panhandle working interest well (Dean #1, section 14) and the development of the "Nett" wells in sections 12 and 13, T17N, R17W. The recent Oakley, Perkins and Borden wells have partially defined the Tonkawa trend encompassing a total of 15 future locations, which should be drilled over the next 2 years


Tonkawa Production
Active/Probable Tonkawa Locations
Panhandle Royalty Minerals
Panhandle Leasehold
Older, Deeper Oil Well
Tonkawa Sand Trend
PUTNAM PROSPECT
Dewey County, OK
T17N-R16W

MINERALS AND LEASEHOLD

During fiscal 2001 the company slightly increased its fee mineral ownership by 0.4% to 190,213 net acres within 1,331,664 gross mineral acres. About 49% are in Oklahoma. These amounts will grow considerably in 2002 when the Wood Oil Company minerals are added.

MINERAL ACREAGE

The following table of mineral interests owned reflects, as of September 30, 2001, in each respective state, the number of net and gross acres, net and gross producing acres, net and gross acres leased, and net and gross acres open (unleased).

MINERAL INTERESTS

St.	Net Acres	Gross Acres	Net Acres Prod'g (1)	Gross Acres Prod'g (1)	Net Acres Leased (2)	Gross Acres Leased (2)	Net Acres Open (3)	Gross Acres Open (3)
AL	5	479					5	479
AR	7,546	38,579	64	220	119	400	7,363	37,959
CO	8,217	39,080			51	137	8,166	38,943
ID	30	880					30	880
IL	1,018	4,393					1,018	4,393
IN	27	262					27	262
KS	637	6,024	62	720			575	5,304
MT	422	7,960					422	7,960
NE	442	6,120			7	160	435	5,960
ND	292	5,036			37	320	255	4,716
NM	53,324	153,073	1,150	4,949	1,916	5,190	50,258	142,934
OK	93,424	844,196	18,717	159,227	2,285	24,454	72,422	660,515
TN	1,543	3,087					1,543	3,087
TX	23,286	222,495	1,160	35,684	356	3,281	21,770	183,530
TOT:	190,213	1,331,664	21,153	200,800	4,771	33,942	164,289	1,096,922

LEASEHOLD

The increased number of "Outside Prospects" during the year caused a significant increase in leasehold where we have no minerals. Leasehold increased 2,551 net acres or 48% to 7,883 acres. A total of 4,012 net acres or 51% were held by production. These numbers should increase in future years as we become more active in "Outside Prospects".



ACQUISITIONS

The Company made its largest acquisition in history in fiscal 2001 when it signed an Agreement and Plan of Merger with Wood Oil Company on August 9, 2001. The actual closing of the merger did not take place until October 1, 2001, the first day of fiscal 2002.

Prior to the merger Wood was a privately held company engaged in oil and gas exploration and production and fee mineral ownership in Tulsa, Oklahoma. Wood's principal asset base includes approximately 70,000 net acres of fee minerals and 14,923 net leasehold acres located primarily in Oklahoma and Texas. Wood owns non-operating working interest or royalty interest in approximately 2,000 producing wells. The wells had estimated net proven reserves of 13.1 billion cubic feet of natural gas equivalents at October 1, 2001. Its assets also included ownership of an office building and interest in oil and gas and real estate partnerships. Wood will continue to operate as a subsidiary of Panhandle and will be moved to Oklahoma City in early 2002.

The adjusted purchase price was $22,603,886, which included working capital assumed of $4,195,794. Funding for the acquisition was provided by a five year $20,000,000 bank term loan. $3,000,000 of Wood's cash was used to reduce Panhandle's debt on the date of closing.

The acquisition will be accounted for as a purchase, accordingly, Wood's financial results will be consolidated with Panhandle's beginning October 1, 2001.


PROVEN
RESERVES
PANHANDLE
ROYALTY
COMPANY
2001
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
91
92
93
94
95
96
97
98
99
00
01

Barrels Of Oil Equivalent

(1 BOE = 6000 cu. ft. gas)



SELECTED FINANCIAL DATA

Panhandle Royalty Company
Oklahoma City, Oklahoma

	Year Ended September 30,				
	2001	2000	1999	1998	1997
Revenues					
Oil and Gas Sales	$ 12,546,055	$ 9,091,920	$ 5,077,240	$ 5,337,832	$ 6,959,189
Lease Bonuses	17,991	82,030	10,773	44,269	14,469
Interest and Other	231,876	104,024	29,462	58,081	42,820
	12,795,922	9,277,974	5,117,475	5,440,182	7,016,478
Costs and Expenses					
Lease Oper. Exp. & Prod. Taxes	1,771,789	1,458,935	963,804	961,929	1,054,036
Gen. and Admin.	1,689,426	1,450,241	1,164,745	1,099,636	1,006,576
Exploration Costs (A)	947,046	514,739	535,431	481,244	459,861
Depr.,Depl., Amort.	1,670,961	1,789,491	1,379,562	1,287,562	1,358,969
Provision for Impairment	848,535	262,998	357,891	149,851	115,234
Interest Expense	779	15,643	16,943	3,125	29,960
	6,928,536	5,492,047	4,418,376	3,983,347	4,024,636
Income Before Provision (Benefit) for Income Taxes	5,867,386	3,785,927	699,099	1,456,835	2,991,842
Provision (Benefit) for Income Taxes	1,600,000	925,000	<35,000>	142,000	693,000
Net Income	$ 4,267,386	$ 2,860,927	$ 734,099	$ 1,314,835	$ 2,298,842
Diluted Earnings per Share	$ 2.05	$ 1.38	$ .36	$ .64	$ 1.13
Dividends Declared per Share	$ .35	$ .28	$ .27	$ .30	$ .27
Shares Outstanding at Year-End	2,066,441	2,060,206	2,056,990	2,047,602	2,039,460
Net Cash Provided By Operating Activities	$ 9,302,965	$ 5,366,066	$ 2,836,783	$ 3,458,521	$ 4,675,180
Total Assets	$ 25,279,684	$ 16,210,327	$ 13,263,877	$ 13,019,312	$ 12,097,190
Debt	$ 4,050,000	$ 0	$ 0	$ 0	$ 0
Shareholders' Equity	$ 16,995,050	$ 13,353,814	$ 11,048,604	$ 10,804,243	$ 10,032,213

All share or per share amounts, are adjusted for the effect of the 3-for-1 stock split which was effective May 7, 1999.
(A) The Company uses the successful efforts method of accounting for its oil and gas activities.



MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2001, the Company had positive working capital of $1,044,334, a decrease of $668,472, compared to year-end September 30, 2000. Cash flow from operating activities increased 73% to $9,302,965 for fiscal 2001, as compared to fiscal 2000. This increase was a result of increased oil and gas sales revenues during fiscal 2001, which are discussed in detail in "Results of Operations."

Capital expenditures on oil and gas activities in fiscal 2001 amounted to $9,481,077, a 133% increase from the $4,070,865 expended in fiscal 2000. This increased spending was the result of increased market prices for natural gas and crude oil stimulating new wells to be drilled. The Company participated in a record number of wells in fiscal 2001. As market prices began declining during the last part of the year, well proposals submitted to the Company for drilling participations began decreasing, and have continued to decline.

Historically, the Company has funded drilling costs and other capital expenditures, as well as overhead costs and dividend payments, from operating cash flow. However, in fiscal 2001, the Company borrowed $300,000 under its bank line-of-credit to help fund the above costs. As of September 30, 2001, the Company had also borrowed $3,750,000 to use as an escrow deposit on the Wood Oil Company acquisition.

The Company expects to continue its business strategy of aggressive drilling participation in fiscal 2002, and well into the future. At September 30, 2001, the Company had projected costs of $4,689,000, for its share of drilling and equipment costs on working interest wells which have been proposed or were in the process of being drilled or completed. Management currently anticipates spending a total of approximately $6,250,000, for exploration and development costs on its oil and gas properties in fiscal 2002. These capital costs, along with overhead expenses and dividend payments, are expected to be funded by cash flow and from borrowings, if needed, under the Company's bank line-of-credit. Anticipated cash flows are sufficient to meet currently expected capital obligations. As capital expenditure amounts can vary due to many factors, including drilling results, oil and gas prices, industry conditions and acquisition opportunities, the exact amount of future capital expenditures is not known. The Company has its bank line-of-credit, that had additional borrowing capacity of $4,850,000 as of December 4, 2001, to supplement cash flow from operations, if needed.


CASH FLOW FROM OPERATIONS
PANHANDLE ROYALTY COMPANY
2001
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
1997
1998
1999
2000
2001


NET INCOME
PANHANDLE ROYALTY COMPANY
2001
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1997
1998
1999
2000
2001

RESULTS OF OPERATIONS

Revenues increased $3,517,948 or 38% in fiscal 2001, as compared to fiscal 2000. The increased revenues were attributable to a $3,454,135 increase in oil and gas sales revenues. Oil and gas sales revenues increased due to a large increase in the average sales price for natural gas in fiscal 2001, as compared to fiscal 2000 sales price. The chart below summarizes the Company's sales volumes and average sales prices for oil and natural gas in fiscal 2001 and 2000.

OIL AND GAS SALES

	OIL		GAS	
	Total BBLS	Average Price/BBL	Total MCF	Average Price/MCF
Year Ended 9/30/01	68,530	$ 28.16	2,208,238	$ 4.81
Year Ended 9/30/00	66,609	$ 27.13	2,454,844	$ 3.03

The decrease in gas sales volume in fiscal 2001, was due to decreased sales from the Potato Hills field in southeast Oklahoma. Several of these wells are maturing and normal production decline is taking place. Additionally, nationwide gas storage facilities filled up quickly as summer approached, limiting demand for gas.

Natural gas sales prices increased rapidly in early fiscal 2001 hitting a high of approximately $10.00 MCF in January 2001. These high prices apparently reduced demand for natural gas, resulting in prices dropping throughout the remainder of fiscal 2001, hitting a low of under $2.00 MCF at September 30, 2001.

Oil production and average oil sales prices remained relatively flat in fiscal 2001 compared to fiscal 2000. New oil production from wells in Oklahoma replaced declining production volumes in the Dagger Draw field of New Mexico.

Costs and Expenses increased $1,436,489 or 26% in fiscal 2001, as compared to fiscal 2000. The increase was due to increased production taxes on the increased oil and gas sales revenues of fiscal 2001, and increased non-cash charges for impairment costs and exploration costs (principally dry hole costs).

Exploration costs increased $432,307 or 84% in fiscal 2001 verses fiscal 2000. These costs are primarily dry hole costs. The Company participated in a record number of wells in fiscal 2002, many of which were exploratory. As the Company utilizes the successful efforts method of accounting for oil and gas operations, dry holes result in the current period expensing of all costs associated with these wells. The Company expects to continue its aggressive drilling participations, including exploratory wells, thus, future exploration costs can be expected.

The Company recognized an impairment provision on its proved oil and gas properties of $848,535 in fiscal 2001 as compared to a provision of $262,998 in fiscal 2000. The 2001 impairment provision significantly increased over the fiscal 2000 amount due to well reserves and future net cash flows from those reserves being negatively impacted by reduced prices used in the calculations in fiscal 2001 as compared to fiscal 2000. The lower 2001 reserve volumes and the currently



REVENUE/
EXPENSES
PANHANDLE
ROYALTY
COMPANY
2001
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
1997
1998
1999
2000
2001
Expenses
Revenue



anticipated lower oil and gas price forecasts as compared to prior period forecasts resulted in several fields with insufficient net cash flow to recover the Company's carrying cost.Thus, these fields were written down to estimated fair value.

Gross production taxes are paid as a percentage of oil and gas sales revenues. Increased revenues in fiscal 2001 increased gross production taxes paid in fiscal 2001 by approximately $186,000, as compared to fiscal 2000. Lease operating expenses continue to increase each year; $127,000 higher in 2001 as compared to 2000; as the Company adds additional working interest wells each year. Also, the Company has an interest in several newly completed oil wells, which have relatively high operating costs.

General and administrative costs increased $239,185 in fiscal 2001, as compared to fiscal 2000. This increase was principally the result of the Company paying an investment banking firm $200,000 to provide a valuation of the Company, strategic planning and other advice. In addition, personnel related expenses (including salaries, payroll taxes, insurance expenses and ESOP expense) increased approximately $98,000 in fiscal 2001, along with rent expense and professional fees. These increases were offset by a reduction in current period expense related to the Non-Employee Director's Deferred Compensation Plan ("the Plan"). This decrease was a result of the Company recognizing a charge to general and administrative expense of approximately $175,000 to adjust the potential shares in the Plan to market price at September 30, 2000, verses a comparable charge to expense of approximately $31,000 for fiscal 2001. The Non-Employee directors have taken these potential shares, rather than a cash payment for their directors fees.

The provision for income taxes increased in fiscal 2001, due to a much larger income before taxes (as discussed above). The Company continues to be able to utilize tax credits from production of "tight gas sands" natural gas and excess percentage depletion on it's oil and gas properties to reduce its tax liability, and an effective tax rate from the federal and state statutory rates.The effective tax rate was approximately 27% and 24% in fiscal 2001 and 2000, respectively.

OUTLOOK FOR FISCAL YEAR 2002

Forward-looking statements for 2002 and later periods are made throughout this document. Such statements represent estimates of management based on the Company's historical operating trends, its proved oil and gas reserves and other information currently available to management. The Company cautions that the forward-looking statements provided herein are subject to all the risks and uncertainties incident to the acquisition, development and marketing of, and exploration for oil and gas reserves. These risks include, but are not limited to oil and natural gas price risk, environmental risk, drilling risk, reserve quantity risk and operations and production risks. For all the above reasons, actual results may vary materially from the forward-looking statements and there is no assurance that the assumptions used are necessarily the most likely to occur.

As discussed above, the increase in net income in fiscal 2001 was attributable to increased oil and gas sales revenues, partially offset by increased expenses. Management currently expects average 2002 natural gas sales prices to be substantially lower than fiscal 2001 average levels. However, recent well completions should keep natural gas and crude oil production at approximately equal to or slightly higher than fiscal 2001 levels. The above factors, should allow the Company in fiscal 2002, to continue reporting strong earnings. However, as management has no control over market prices of natural gas or crude oil, continued price reductions could affect year 2002 results.Also, unexpected production declines from large volume wells or investments in exploratory well drilling resulting in dry hole costs, could adversely affect 2002 earnings.

The acquisition on October 1, 2001 of Wood Oil Company will materially add to the Company's revenues and reserve base for fiscal 2002 and beyond. The adjusted cash purchase price of $22,603,886 was funded by Wood Oil working capital and a $20,000,000 five year term loan. Monthly payments on the loan are $333,000, plus accrued interest. The additional cash flow from Wood's oil and gas properties is currently expected to be sufficient to meet the required debt payments on the term loan in fiscal 2002.

The acquisition will be accounted for as a purchase, accordingly, Wood's financial results will be consolidated with Panhandle's, beginning October 1, 2001. All assets acquired and any liabilities assumed will be recorded at their fair values with any remaining differences between the purchase price of Wood recorded as goodwill. Thus, fiscal 2002 consolidated results of operations will show not only increased revenues but depreciation, depletion and amortization expenses will be significantly increased over 2001 and there will also be added general and administrative costs associated with the three Wood Oil employees added to Panhandle's staff and costs associated with moving Wood's offices to Oklahoma City.

TRADING MARKET SECURITIES

The Company's common stock is listed on the NASDAQ Small-Cap Market (symbol PANRA). The following table sets forth the high and low trade prices of the Company's common stock during the periods indicated:

Quarter Ended	HIGH	LOW
December 31, 1999	$ 9.00	$ 6.50
March 31, 2000	$ 8.25	$ 7.00
June 30, 2000	$ 9.50	$ 7.38
September 30, 2000	$ 17.00	$ 8.75
December 31, 2000	$ 14.00	$ 12.25
March 31, 2001	$ 19.56	$ 13.25
June 30, 2001	$ 23.00	$ 18.05
September 30, 2001	$ 19.01	$ 15.16

As of November 30, 2001, there were approximately 2,600 holders of record of the Company's class A common stock.

During the past two years, cash dividends have been paid as follows on the Class A common stock:

Fiscal Quarter	RATE PER SHARE
December 1999	$ .07
March 2000	$ .07
June 2000	$ .07
September 2000	$ .07
December 2000	$ .07
March 2001	$ .14
June 2001	$ .07
September 2001	$ .07


DIVIDENDS PER SHARE
PANHANDLE ROYALTY COMPANY
2001
.35
.30
.29
.28
.27
.26
.25
.24
.23
.22
.21
.20
1997
1998
1999
2000
2001

The Company's line of credit loan agreement contains a provision limiting the paying or declaring of a cash dividend to fifty percent of cash flow, as defined, of the preceding twelve month period. See Note 3 to the consolidated financial statements contained herein. The Company's annual meeting is scheduled for February 22, 2002, at the Waterford Marriott Hotel, 6300 Waterford Blvd., Oklahoma City, OK, at 9:00 a.m. Notice of the meeting and a proxy statement will be sent to shareholders in late January, 2002.

Report of Independent Auditors to Board of Directors and Stockholders Panhandle Royalty Company

We have audited the accompanying consolidated balance sheets of Panhandle Royalty Company (the Company) as of September 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Panhandle Royalty Company at September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Oklahoma City, OK
December 14, 2001

Panhandle Royalty Company
Consolidated Balance Sheets

	September 30	
	2001	**2000**
Assets		
Current assets:		
Cash and cash equivalents	**$ 98,970**	$ 815,912
Oil and gas sales receivable	**1,566,538**	1,955,590
Income tax receivable	**294,137**	–
Prepaid expenses	**4,552**	3,817
Total current assets	**1,964,197**	2,775,319
Property and equipment at cost, based on successful efforts accounting:		
Producing oil and gas properties	**35,586,081**	27,282,697
Nonproducing oil and gas properties	**6,384,332**	6,154,159
Furniture and fixtures	**287,268**	280,877
	42,257,681	33,717,733
Less accumulated depreciation, depletion, and amortization	**22,909,937**	20,390,441
Net properties and equipment	**19,347,744**	13,327,292
Escrow deposit and deferred costs related to Wood Oil acquisition	**3,860,027**	–
Other assets	**107,716**	107,716
Total assets	**$ 25,279,684**	$ 16,210,327
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 856,594**	$ 703,917
Gas imbalance liability	**55,527**	55,527
Dividends payable	**7,742**	7,742
Income taxes payable	**–**	249,327
Deferred income taxes	**–**	46,000
Total current liabilities	**919,863**	1,062,513
Long-term debt	**4,050,000**	–
Deferred income taxes	**3,284,000**	1,794,000
Deferred lease bonus	**30,771**	–
Stockholders' equity:		
Class A voting common stock, $.0333 par value; 6,000,000 shares authorized, 2,066,441 issued and outstanding (2,060,206 in 2000)	**68,881**	68,673
Capital in excess of par value	**702,948**	608,280
Retained earnings	**16,223,221**	12,676,861
Total stockholders' equity	**16,995,050**	13,353,814
Total liabilities and stockholders' equity	**$ 25,279,684**	$ 16,210,327

See accompanying notes.

PANHANDLE ROYALTY COMPANY
CONSOLIDATED STATEMENTS OF INCOME

	Year ended September 30	
	2001	2000
Revenues:		
Oil and gas sales	**$ 12,546,055**	$ 9,091,920
Lease bonuses and rentals	**17,991**	82,030
Interest	**47,141**	17,689
Other	**184,735**	86,335
	12,795,922	9,277,974
Costs and expenses:		
Lease operating expenses and production taxes	**1,771,789**	1,458,935
Exploration costs	**947,046**	514,739
Depreciation, depletion, and amortization	**1,670,961**	1,789,491
Provision for impairment	**848,535**	262,998
General and administrative	**1,689,426**	1,450,241
Interest expense	**779**	15,643
	6,928,536	5,492,047
Income before provision for income taxes	**5,867,386**	3,785,927
Provision for income taxes	**1,600,000**	925,000
Net income	**$ 4,267,386**	$ 2,860,927
Basic earnings per share	**$ 2.07**	$ 1.39
Diluted earnings per share	**$ 2.05**	$ 1.38

See accompanying notes.

PANHANDLE ROYALTY COMPANY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	Shares	Amount			
Balances at September 30, 1999	2,056,990	$ 68,566	$ 587,058	$ 10,392,980	$ 11,048,604
Purchase and cancellation of common shares	(3,368)	(112)	(70,798)	–	(70,910)
Issuance of common shares to ESOP	6,584	219	92,020	–	92,239
Dividends declared ($.28 per share)	–	–	–	(577,046)	(577,046)
Net income	–	–	–	2,860,927	2,860,927
Balances at September 30, 2000	2,060,206	68,673	608,280	12,676,861	13,353,814
Purchase and cancellation of common shares	(146)	(5)	(1,855)	–	(1,860)
Issuance of common shares to ESOP	6,381	213	96,523	–	96,736
Dividends declared ($.35 per share)	–	–	–	(721,026)	(721,026)
Net income	–	–	–	4,267,386	4,267,386
Balances at September 30, 2001	2,066,441	$ 68,881	$ 702,948	$ 16,223,221	$ 16,995,050

See accompanying notes.

Panhandle Royalty Company
Consolidated Statements of Cash Flows

	Year ended September 30	
	2001	2000
Operating Activities		
Net income	$ 4,267,386	$ 2,860,927
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, depletion, amortization, and impairment	2,519,496	2,052,489
Deferred income taxes	1,444,000	271,000
Deferred lease bonus	30,771	–
Exploration costs	947,046	514,739
Common stock issued to Employee Stock Ownership Plan	96,736	92,239
Cash provided (used) by changes in assets and liabilities:		
Oil and gas sales and other receivables	389,052	(821,437)
Income taxes receivable	(294,137)	–
Prepaid expenses	(735)	315
Accounts payable and accrued liabilities	152,677	192,795
Income taxes payable	(249,327)	202,999
Total adjustments	5,035,579	2,505,139
Net cash provided by operating activities	9,302,965	5,366,066
Investing Activities of Property and Equipment		
Capital expenditures, including dry hole costs	(9,486,994)	(4,089,851)
Escrow deposit and payments related to Wood Oil acquisition	(3,860,027)	–
Net cash used in investing activities	(13,347,021)	(4,089,851)
Financing Activities		
Borrowings under line of credit	4,050,000	500,000
Payments of loan principal	–	(500,000)
Purchase and cancellation of common shares	(1,860)	(70,910)
Payments of dividends	(721,026)	(602,600)
Net cash provided by (used in) financing activities	3,327,114	(673,510)
Increase (decrease) in cash and cash equivalents	(716,942)	602,705
Cash and cash equivalents at beginning of year	815,912	213,207
Cash and cash equivalents at end of year	$ 98,970	$ 815,912
Supplemental Disclosures of Cash Flow Information		
Interest paid	$ 36,798	$ 15,643
Income taxes paid, net of refunds received	699,464	451,167

See accompanying notes.

September 30, 2001 and 2000

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Panhandle Royalty Company and its wholly owned subsidiary, P.H.C., Inc. All material intercompany transactions have been eliminated in the accompanying consolidated financial statements.

Cash Equivalents

All highly liquid short-term investments with original maturities of three months or less at the date of purchase by the Company are considered to be cash equivalents.

Oil and Gas Sales

The Company sells oil and natural gas to various customers, recognizing revenues as oil and gas is produced and sold. Substantially all of the Company's accounts receivable are due from purchasers of oil and natural gas or operators of the oil and gas properties. Oil and natural gas sales are generally unsecured. The Company has not experienced significant credit losses in prior years and is not aware of any significant uncollectible accounts at September 30, 2001.

Oil and Gas Producing Activities

The Company follows the successful efforts method of accounting for oil and gas producing activities. Intangible drilling and other costs of successful wells and development dry holes are capitalized and amortized. The costs of exploratory wells are initially capitalized, but charged against income if and when the well is determined to be nonproductive. Oil and gas mineral and leasehold costs are capitalized when incurred.

Depreciation, Depletion, Amortization, and Impairment

Depreciation, depletion, and amortization of the costs of producing oil and gas properties are generally computed using the units of production method primarily on a separate-property basis using proved reserves as estimated annually by an independent petroleum engineer. Depreciation of furniture and fixtures is computed using the straight-line method over estimated productive lives of five to eight years.

The Company has significant royalty interests in wells for which the Company does not share in the costs associated with the wells. Estimated costs of future dismantlement, restoration and abandonment of wells in which the Company owns a working interest are not expected to differ significantly from the estimated salvage value of equipment from such wells and, accordingly, no accrual of such costs is included in the accompanying consolidated financial statements.

Nonproducing oil and gas properties include nonproducing minerals, which have a net book value of $4,095,680 at September 30, 2001, consisting of perpetual ownership of mineral interests in several states, including Oklahoma, Texas and New Mexico. These costs are being amortized over a thirty-three year period using the straight-line method. An ultimate determination of whether these properties contain recoverable reserves in economical quantities is expected to be made within this time frame. Impairment of nonproducing oil and gas properties is recognized based on experience and management judgment.

In accordance with the provisions of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, the Company recognizes impairment losses for long-lived assets when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are based on discounted future cash flows. The Company's oil and gas properties were

1. Summary of Significant Accounting Policies (continued)

reviewed for indicators of impairment on a field-by-field basis, resulting in the recognition of impairment provisions of $848,535 and $262,998, respectively, for 2001 and 2000. The majority of the impairment recognized in these years relates to fields comprised of a small number of wells on which the Company does not expect sufficient future net cash flow to recovery its carrying cost.

Environmental Costs

Environmental liabilities, which historically have not been material, are recognized when it is probable that a loss has been incurred and the amount of that loss is reasonably estimable. Environmental liabilities, when accrued, are based upon estimates of expected future costs. At September 30, 2001, there were no such costs accrued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Production Imbalances

During the course of normal production operations, joint interest owners will, from time to time, take more or less than their ownership share of natural gas volumes from jointly-owned wells. These production imbalances are monitored over the life of the well to achieve balancing, or to minimize imbalances, by the time reserves are depleted, with final cash settlements made under a variety of arrangements at that time. The Company follows the sales method of accounting for imbalances. A receivable or liability is recorded to the extent that an under produced or overproduced position in a reservoir cannot be recouped through production of remaining reserves. At September 30, 2001 and 2000, the Company has recorded a liability of $55,527 related to overproduced positions of approximately 31,000 mcf. The Company's remaining production imbalances were not significant at September 30, 2001 or 2000.

Earnings Per Share of Common Stock

Basic earnings per share (EPS) is calculated using net income divided by the weighted average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted average common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The treasury stock method is used to calculate dilutive shares, which reduces the gross number of dilutive shares (see Note 5).

1. Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments

The following information is provided regarding the estimated fair value of the Company's financial instruments at September 30, 2001 and 2000:

Cash and cash equivalents, receivables, prepaid expenses, accounts payable, and accrued liabilities are each estimated to have a fair value approximating the carrying amount due to the short maturity of those instruments. The fair value of Company's long-term debt approximates its carrying amount due to the variable interest rate on these borrowings.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations* (SFAS No. 141) which addresses financial accounting and reporting for business combinations. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001, and for all business combinations accounted for under the purchase method initiated before but completed after June 30, 2001. In addition, in July 2001 the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142) which addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and applies to all goodwill and other intangibles recognized in the financial statements at that date. Early adoption of SFAS No. 142 is permitted. The Company expects to adopt SFAS No. 142 on October 1, 2001 in connection with its acquisition of Wood Oil Company (see Note 11).

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* (SFAS No. 143) and in October 2001, issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144). SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of.

It supersedes, with exceptions, SFAS No. 121 and is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS No. 143 and No. 144; however, at this time does not believe the impact of these standards will be material to the Company's financial position or results of operations.

2. Income Taxes

The Company's provision for income taxes is detailed as follows:

	2001	2000
Current:		
Federal	$ 160,000	$ 647,000
State	(4,000)	7,000
	156,000	654,000
Deferred:		
Federal	1,232,000	244,000
State	212,000	27,000
	1,444,000	271,000
	$ 1,600,000	$ 925,000

The difference between the provision for income taxes and the amount which would result from the application of the federal statutory rate to income before provision for income taxes is analyzed below:

	2001	2000
Provision for income taxes at statutory rate	$ 2,053,587	$ 1,325,074
Percentage depletion	(559,668)	(368,687)
Tight-sands gas credits	(47,114)	(59,359)
State income taxes, net of federal benefit	141,099	22,125
Other	12,096	5,847
	$ 1,600,000	$ 925,000

2. Income Taxes (continued)

Deferred tax assets and liabilities, resulting from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, consist of the following:

	2001	2000
Deferred tax liabilities:		
Capitalized costs and related depreciation, depletion, amortization, and impairment	$ 3,592,000	$ 1,794,000
Cash basis of accounting for income tax purposes	–	46,000
	3,592,000	1,840,000
Deferred tax assets:		
Percentage depletion carryforward	308,000	–
Alternative minimum tax credit carryforwards	–	–
	308,000	–
Net deferred tax liabilities	$ 3,284,000	$ 1,840,000

3. Long-Term Debt

The Company has a revolving line of credit agreement with a bank, which extends through December 31, 2002, for borrowings up to $5,000,000, which bear interest at the bank's base rate minus .25% (5.75% at September 30, 2001). Any outstanding borrowings are unsecured but subject to a negative pledge on all of the Company's oil and gas properties and are payable in full, with accrued and unpaid interest, on December 31, 2002. The Company is required to pay an annual fee of .06% for the unused portion of the line of credit. The outstanding balance was $4,050,000 at September 30, 2001 (none at September 30, 2000).

The agreement contains various restrictions which, among other things, require the Company to maintain, at the end of each quarter, positive net income for the preceding twelve-month period. Additionally, the Company is restricted from incurring certain indebtedness, selling oil and gas properties for which the proceeds received exceed $250,000, acquiring treasury stock in any one year in excess of $250,000 and paying or declaring cash dividends exceeding fifty percent of the cash flow from operations, as defined, for the preceding twelve-month period.

4. Dividends Payable

Dividends payable represent accrued dividends which are due and payable, but have not been paid for various reasons, including questions concerning estates of deceased stockholders, unlocatable stockholders or questions of ownership of the underlying shares.

5. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share. The Company's diluted earnings per share calculation takes into account certain shares that may be issued under the Non-Employee Directors' Deferred Compensation Plan (see Note 7).

	YEAR ENDED SEPTEMBER 30	
	2001	2000
Numerator for primary and diluted earnings per share:		
Net income	**$ 4,267,386**	$ 2,860,927
Denominator:		
For basic earnings per share—weighted average shares	**2,060,109**	2,055,470
Effect of potential diluted shares:		
Directors' deferred compensation shares	**24,935**	21,960
Denominator for diluted earnings per share—adjusted weighted average shares and potential shares	**2,085,044**	2,077,430
Basic earnings per share	**$ 2.07**	$ 1.39
Diluted earnings per share	**$ 2.05**	$ 1.38

6. Employee Stock Ownership Plan

The Company has an employee stock ownership plan that covers substantially all employees and is established to provide such employees with a retirement benefit. These benefits become fully vested after three years of employment. Contributions to the plan are at the discretion of the Board of Directors and can be made in cash (none in 2001 or 2000) or the Company's common stock. For contributions of common stock, the Company records as expense, the fair market value of the stock at the time of contribution. The 114,590 shares of the Company's common stock held by the plan as of September 30, 2001, are allocated to individual participant accounts, are included in the weighted average shares outstanding for purposes of earnings per share computations and receive dividends. Contributions to the plan consisted of:

YEAR	SHARES	AMOUNT
2001	**6,381**	**$ 96,736**
2000	6,584	$ 92,239
1999	9,625	$ 73,391

7. Deferred Compensation Plan for Directors

Effective November 1, 1994, the Company formed the Panhandle Royalty Company Deferred Compensation Plan for Non-Employee Directors (the Plan). The Plan provides that each eligible director can individually elect to receive shares of Company stock rather than cash for board meeting fees and board committee meeting fees. These shares are unissued and vest at the date of grant. The shares are credited to each director's deferred fee account at the fair market value of the stock at the date of grant and are adjusted for changes in market value subsequent thereto. Upon retirement, termination or death of the director, or upon change in control of the Company, the shares accrued under the Plan will be either issued to the director or may be converted to cash, at the director's discretion, for the fair market value of the shares on the conversion date as defined by the Plan. As of September 30, 2001, 24,935 shares (21,960 shares at September 30, 2000) are included in the Plan. The Company has accrued $378,014 at September 30, 2001 ($307,444 at September 30, 2000) in connection with the Plan which is included in accrued liabilities in the accompanying consolidated balance sheet ($70,570 and $174,717 was charged to the results of operations for the years ended September 30, 2001 and 2000, respectively, and is included in general and administrative expense in the accompanying income statement).

8. Information on Oil and Gas Producing Activities

All oil and gas producing activities of the Company are conducted within the United States (principally Oklahoma and New Mexico) and represent substantially all of the business activities of the Company.

During 2001 and 2000 approximately 23% and 21%, respectively, of the Company's total revenues were derived from gas sales to ONEOK, Inc. The Company also has interests in a field of properties, the production on which accounted for approximately 15% of the Company's revenues in 2001 and 2000.

Aggregate Capitalized Costs

The aggregate amount of capitalized costs of oil and gas properties and related accumulated depreciation, depletion, and amortization as of September 30 is as follows:

	2001	2000
Producing properties	**$ 35,586,081**	$ 27,282,697
Nonproducing properties	**6,384,332**	6,154,159
	41,970,413	33,436,856
Accumulated depreciation, depletion and amortization	**(22,662,509)**	(20,164,045)
Net capitalized costs	**$ 19,307,904**	$ 13,272,811

Costs Incurred

During the reporting period, the Company incurred the following costs in oil and gas producing activities:

	2001	2000	1999
Property acquisition costs	**$ 194,645**	$ 528,691	$ 445,827
Exploration costs	**3,839,009**	1,776,773	514,546
Development costs	**5,447,423**	1,765,401	1,399,795
	$ 9,481,077	$ 4,070,865	$ 2,360,168

9. Supplementary Information on Oil and Gas Reserves (Unaudited)

The following unaudited information regarding the Company's oil and natural gas reserves is presented pursuant to the disclosure requirements promulgated by the Securities and Exchange Commission (SEC) and SFAS No. 69, *Disclosures About Oil and Gas Producing Activities.*

Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Because the Company's nonproducing mineral and leasehold interests consist of various small interests in numerous tracts located primarily in Oklahoma, New Mexico, and Texas, it is not economically feasible for the Company to provide estimates of all proved undeveloped reserves. The Company directs its independent petroleum engineering firm to include proved undeveloped reserves in certain areas of Oklahoma and New Mexico in the scope of properties which are evaluated for the Company. Due to field production allowable rules in the Dagger Draw field of New Mexico only those proved undeveloped reserves which the Company felt could be drilled, under existing allowable rules, have been included. Should the allowable rules be amended and/or production volumes change significantly, additional proved undeveloped reserves in the Dagger Draw field of New Mexico may be added in the future.

The Company's net proved (including certain undeveloped reserves described above) oil and gas reserves, all of which are located in the United States, as of September 30, 2001, 2000, and 1999, have been estimated by Campbell & Associates, Inc., an independent petroleum engineering firm. All studies have been prepared in accordance with regulations prescribed by the Securities and Exchange Commission. The reserve estimates were based on economic and operating conditions existing at September 30, 2001, 2000, and 1999. Since the determination and valuation of proved reserves is a function of testing and estimation, the reserves presented should be expected to change as future information becomes available.

9. Supplementary Information on Oil and Gas Reserves (Unaudited) (continued)

Estimated Quantities of Proved Oil and Gas Reserves

Net quantities of proved, developed, and undeveloped oil and gas reserves are summarized as follows:

	PROVED RESERVES	
	OIL (MBARRELS)	GAS (MMCF)
September 30, 1999	721	13,115
Revisions of previous estimates (1)	(81)	396
Purchases of reserves in place	6	147
Extensions and discoveries	81	3,186
Production	(67)	(2,455)
September 30, 2000	660	14,389
Revisions of previous estimates (1)	**(47)**	**(2,178)**
Extensions and discoveries	**132**	**7,685**
Production	**(69)**	**(2,208)**
September 30, 2001	**676**	**17,688**

(1) Oil and gas revisions in 2001 are primarily related to those reserves that were uneconomical at the lower prices that existed at September 30, 2001. Gas revisions in 2000 are primarily related to those reserves that were economically recoverable at the higher prices that existed at September 30, 2000, which were not economically recoverable at prices existing at September 30, 1999. In 2000 and 1999, oil reserves were also revised downward due to a decline in production of certain New Mexico properties after being shut-in for several months in 1999 due to depressed oil prices.

9. Supplementary Information on Oil and Gas Reserves (Unaudited) (continued)

	Proved Developed Reserves		Proved Undeveloped Reserves	
	Oil (Mbarrels)	Gas (Mmcf)	Oil (Mbarrels)	Gas (Mmcf)
September 30, 1999	433	11,519	288	1,596
September 30, 2000	409	11,585	251	2,804
September 30, 2001	**413**	**13,236**	**263**	**4,452**

Standardized Measure of Discounted Future Net Cash Flows

Estimates of future cash flows from proved oil and gas reserves, based on current prices and costs, as of September 30 are shown in the following table. Estimated income taxes are calculated by (i) applying the appropriate year-end tax rates to the estimated future pretax net cash flows less depreciation of the tax basis of properties and statutory depletion allowances and (ii) reducing the amount in (i) for estimated tax credits to be realized in the future for gas produced from "tight sands."

	2001	2000
Future cash inflows	**$ 48,294,240**	$ 78,668,350
Future production costs	**9,355,230**	12,308,320
Future development costs	**2,999,402**	1,273,629
Future net cash inflows before future income tax expenses	**35,939,608**	65,086,401
Future income tax expense	**9,381,868**	18,332,743
Future net cash flows	**26,557,740**	46,753,658
10% annual discount	**8,927,795**	15,892,344
Standardized measure of discounted future net cash flows	**$ 17,629,945**	$ 30,861,314

9 Supplementary Information on Oil and Gas Reserves (Unaudited) (continued)

Changes in the standardized measure of discounted future net cash flows are as follows:

	2001	2000
Beginning of year	**$ 30,861,314**	$ 20,071,898
Changes resulting from:		
Sales of oil and gas, net of production costs	**(10,774,266)**	(7,632,985)
Net change in sales prices and production costs	**(17,851,098)**	11,642,854
Net change in future development costs	**(1,154,469)**	(60,124)
Extensions and discoveries	**10,190,264**	8,886,844
Revisions of quantity estimates	**(2,981,154)**	(221,761)
Purchases of minerals-in-place	–	438,663
Accretion of discount	**3,086,132**	2,007,190
Net change in income taxes	**6,185,986**	(4,807,558)
Change in timing and other, net	**67,236**	536,293
End of year	**$ 17,629,945**	$ 30,861,314

10. Quarterly Results of Operations (Unaudited)

The following is a summary of the Company's unaudited quarterly results of operations.

	FISCAL 2001			
	QUARTER ENDED			
	December 31	**March 31**	**June 30**	**September 30**
Revenues	**$ 3,474,221**	**$ 3,940,975**	**$ 2,918,603**	**$ 2,462,123**
Income before provision for income taxes (A)	**1,561,911**	**2,374,071**	**1,367,935**	**563,469**
Net income (B)	**1,386,310**	**1,690,071**	**1,027,935**	**163,070**
Basic earnings per share	**$ .67**	**$ .82**	**$ .50**	**$ .08**
Diluted earnings per share	**$ .67**	**$ .82**	**$ .49**	**$ .08**

10. Quarterly Results of Operations (Unaudited) (continued)

	Fiscal 2000			
	Quarter Ended			
	December 31	March 31	June 30	September 30
Revenues	$ 1,650,961	$ 2,240,986	$ 2,410,493	$ 2,975,534
Income before provision for income taxes (A)	406,258	1,002,720	1,253,740	1,123,209
Net income (B)	364,258	722,720	943,740	830,209
Basic earnings per share	$ .18	$ .35	$ .46	$ .40
Diluted earnings per share	$ .18	$ .35	$ .46	$ .39

(A) Fourth quarter income before provision for income taxes includes an SFAS No. 121 charge of $623,535 and $112,998 for 2001 and 2000, respectively.

(B) Year-end adjustments to the Company's provision for income taxes caused the effective rate for 2001 and 2000 to be less than that estimated during the previous three quarters. The effect of this difference is reflected in the fourth quarter net income above.

11. Subsequent Event (Unaudited)

On October 1, 2001 Panhandle Royalty Company acquired privately held Wood Oil Company (Wood) of Tulsa, Oklahoma. The acquisition was made pursuant to an Agreement and Plan of Merger among Panhandle Royalty Company, PHC, Inc., and Wood Oil Company, dated August 9, 2001. Wood merged with Panhandle's wholly owned subsidiary PHC, Inc., on October 1, 2001, with Wood being the surviving Company. Prior to the acquisition, Wood was a privately held company engaged in oil and gas exploration and production and fee mineral ownership and owned interests in certain oil and gas and real estate partnerships and an office building in Tulsa. Wood will continue to operate as a subsidiary of Panhandle and will be moved to Oklahoma City in early 2002. Wood and its shareholders were unrelated parties to Panhandle.

Wood's assets, in addition to those mentioned above, included approximately 71,000 net acres of fee minerals and 14,923 net leasehold acres located primarily in Oklahoma, Texas and 17 additional states. Wood owns non-operating, royalty and working interests in approximately 2,000 producing wells with estimated net proven reserves of 13.1 billion cubic feet of natural gas equivalents at October 1, 2001. Daily production is approximately 4,700 mcf and 166 barrels of oil. For the years ended July 31, 2001 and 2000, Wood had total revenues of $11.9 million and $5.6 million and net income of $5.5 million and $1.6 million, respectively.

The preliminary adjusted cash purchase price was $22,603,886, which included working capital assumed of $4,195,794. Funding for the acquisition was obtained from BancFirst of Oklahoma City, Oklahoma in the form of a $20,000,000 five-year term loan. Three million dollars of Wood's cash was used to reduce Panhandle's debt on the date of closing.

The acquisition will be accounted for as a purchase, accordingly, Wood's financial results will be consolidated with Panhandle's beginning October 1, 2001. Under the purchase method, identifiable assets and liabilities of Wood will be recorded at their fair values. The remaining difference between the purchase price of Wood, including direct costs of the acquisition, will be recorded as goodwill. Based on the preliminary purchase price allocation, the Company expects to record goodwill of approximately $4.0 million.

PANHANDLE ROYALTY COMPANY
BOARD OF DIRECTORS



seated from left: E. Chris Kauffman, Sam J. Cerny, H W Peace II

standing from left: Jerry L. Smith, Robert A. Reece, Ray H. Potts, Michael A. Cawley

BOARD OF DIRECTORS

Michael A. Cawley
Samuel Roberts
Noble Foundation, Inc.

Sam J. Cerny
Petroleum Management Consultant

E. Chris Kauffman
Campbell-Kauffman
Insurance Agency

H W Peace II,
President and
Chief Executive Officer

Ray H. Potts
Oil and Gas Investments

Robert A. Reece
Attorney

Jerry L. Smith;
Chairman of the Board
Smith Capital Corporation

OFFICERS

H W Peace II
President and Chief Executive Officer

Michael C. Coffman
Vice President
Chief Financial Officer
Secretary and Treasurer

Wanda C. Tucker
Vice President, Land

COUNSEL

Lon Foster III, PLLC
Attorney and Counselor at Law
Tulsa, Oklahoma

SUBSIDIARY

Wood Oil Company
(effective 10/1/01)

STOCK EXCHANGE

National Association of Securities
Dealers Automatic Quotation
Systems.
NASDAQ Small-Cap Market.
Symbol: PANRA

INDEPENDENT AUDITORS

Ernst & Young LLP
Oklahoma City,
Oklahoma

STOCK TRANSFER & DIVIDEND

UMB Bank
Kansas City, MO


75th Anniversary


PANHANDLE
ROYALTY
COMPANY

Form 10-KSB

A copy of the annual report to the Securities and Exchange Commission on Form 10-KSB is available upon request made to:

Michael C. Coffman, Secretary, Panhandle Royalty Company
5400 N. Grand Blvd., Suite 210, Oklahoma City, Oklahoma 73112
Phone: (405) 948-1560 Fax (405) 948-2038